UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 22, 2006	By	/s/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Purchase of Preferred Stock of Subsidiary

Tokyo, May 22, 2006 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi), pursuant to that certain Investors Agreement with Merrill Lynch (Merrill Lynch), a US financial group, has decided to purchase from Merrill Lynch all of the preferred stocks and the rights to subscribe for new shares (shinkabu yoyakuken) issued by MU Strategic Partner Co., Ltd. (MUSP), a subsidiary of BTMU and held by Merrill Lynch in consideration for 120.0 billion yen for preferred stocks and 48.6 billion yen for rights to subscribe for new shares.

MUSP (former trade name: UFJ Strategic Partner Co., Ltd.) was incorporated in December 2002 for the purpose of promoting the resolution of problem loans and raising equity capital. Pursuant to the Investors Agreement between the former UFJ Bank and Merrill Lynch in February 2003, MUSP raised its equity capital by issuance of the preferred stocks of 120.0 billion yen from Merrill Lynch, and has committed itself to restructuring, and resolving problem loans.

MUSP has substantially completed its measures to resolve problem loans, and BTMU will now dissolve its capital relationship with Merrill Lynch through MUSP and will make MUSP its wholly owned subsidiary.

This purchase has no impact on our business results.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651